UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Unaudited Condensed Consolidated

Interim Financial Statements

PagSeguro Digital Ltd.

At March 31, 2019 and for the three-month periods ended

March 31, 2019 and 2018

with Report of independent Registered Public Accounting Firm

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month periods ended March 31, 2019 and 2018

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim balance sheet

At March 31, 2019 and December 31, 2018

(All amounts in thousands of reais)

	Note	March 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	5	832,897	2,763,050
Financial investments	6	1,589,566	—
Note receivables	7	8,817,920	8,104,679
Inventories		50,443	88,551
Taxes recoverable		65,079	65,653
Other receivables		30,231	20,148

Total current assets		11,386,136	11,042,081

Non-current assets
Judicial deposits		2,458	1,511
Note receivables	7	33,892	—
Prepaid expenses		1,257	968
Investment		1,500	—
Property and equipment	10	93,408	67,104
Intangible assets	11	375,182	305,614

Total non-current assets		507,697	375,197

Total assets		11,893,833	11,417,278

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim balance sheet

At March 31, 2019 and December 31, 2018

(All amounts in thousands of reais)

	Note	March 31, 2019	December 31, 2018
Liabilities and equity
Current liabilities
Payables to third parties	12	4,368,090	4,324,198
Trade payables		162,729	165,246
Payables to related parties	8	30,539	30,797
Salaries and social charges	13	70,596	73,936
Taxes and contributions	14	104,114	80,093
Provision for contingencies	15	7,697	7,004
Other payables		27,067	29,501

Total current liabilities		4,770,832	4,710,775

Non-current liabilities
Deferred income tax and social contribution	16	221,578	132,125
Other payables		15,800	—

Total non-current liabilities		237,378	132,125

Total liabilities		5,008,210	4,842,900

Equity
Share capital	17	26	26
Capital reserve	17	5,704,397	5,688,134
Equity valuation adjustments	17	(19,704)	(7,325)
Profit retention reserve	17	1,218,579	909,267
Treasury shares	17	(39,532)	(39,532)

		6,863,766	6,550,570

Non-controlling interests		21,857	23,806

Total equity		6,885,623	6,574,376

Total liabilities and equity		11,893,833	11,417,278

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of income

For the three-month periods ended March 31, 2019 and 2018

(All amounts in thousands of reais unless otherwise stated)

	Note	March 31, 2019	March 31, 2018
Net revenue from transaction activities and other services	19	712,995	442,848
Net revenue from sales	19	67,589	93,986
Financial income	19	430,504	274,838
Other financial income	19	40,248	116,360

Total revenue and income		1,251,336	928,032
Cost of sales and services	20	(617,779)	(444,762)
Selling expenses	20	(82,378)	(83,614)
Administrative expenses	20	(92,381)	(219,024)
Financial expenses	20	(5,839)	(16,524)
Other expenses, net	20	(3,582)	(1,109)

Profit before income taxes		449,377	163,000
Current income tax and social contribution	16	(50,140)	(20,935)
Deferred income tax and social contribution	16	(89,503)	6,391

Income tax and social contribution		(139,643)	(14,544)

Net income for the period		309,734	148,456

Attributable to
Owners of the Company		309,312	148,378
Non-controlling interests		422	78
Basic earnings per common share—R$	18	0.9666	0.4988
Diluted earnings per common share—R$	18	0.9648	0.4969

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of comprehensive income

For the three-month periods ended March 31, 2019 and 2018

(All amounts in thousands of reais unless otherwise stated)

	March 31, 2019	March 31, 2018
Net income for the period	309,734	148,456
Currency translation adjustment	(628)	67
Fair value of financial investments through oci	(88)	—

Total comprehensive income for the period	309,018	148,523

Attributable to
Owners of the company
Net income for the period	308,596	148,445

Non-controlling interests	422	78

Net income for the period	309,018	148,523

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of changes in equity

For the three-month periods ended March 31, 2019 and 2018

(All amounts in thousands of reais)

				Capital reserve			Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	long-term incentive plan (LTIP)	Legal reserve	Profit retention reserve	Retained earnings	Equity valuation adjustments	Total	Non-controlling interests	Total equity
At December 31, 2017		524,577	—	—	—	30,216	312,047	—	55	866,895	3,496	870,391

Conversion of profit reserve to common shares	18	(524,556)	—		—	(30,216)	(312,047)	—	—	(866,819)	—	(866,819)
Net income for the period	18	—	—	—	—	—	—	148,378	—	148,378	78	148,456
Non-controlling acquisition	18	—	—	—	—	—	—	—	(6,756)	(6,756)	19,664	12,908
Offering, net of offering costs	18	5	—	—	—	—	—	—	—	5	—	5

At March 31, 2018		26	—	—	—	—	—	148,378	(6,701)	141,703	23,238	164,941

Conversion of profit reserve to common shares	18	—	—	866,819	—	—	—	—	—	866,819	—	866,819
Net income for the period	18	—	—	—	—	—	—	760,889	—	760,889	1,063	761,952
Currency translation adjustment	18	—	—	—	—	—	—	—	208	208	—	208
Non-controlling acquisition	18	—	—	—	—	—	—	—	(832)	(832)	(495)	(1,327)
Issuance of common shares in initial public offering, net of offering costs	18	—	—	4,522,278	—	—	—	—	—	4,522,278	—	4,522,278
Shares issued—stock option plan	18	—	—	258,166	(258,166)	—	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	18	—	—	—	299,037	—	—	—	—	299,037	—	299,037
Acquisition of treasury shares	18	—	(39,532)	—	—	—	—	—	—	(39,532)	—	(39,532)

At December 31, 2018		26	(39,532)	5,647,263	40,871	—	—	909,267	(7,325)	6,550,570	23,806	6,574,376

Net income for the period	18	—	—	—	—	—	—	309,312	—	309,312	422	309,734
Currency translation adjustment	18	—	—	—	—	—	—	—	(628)	(628)	—	(628)
Loss on financial assets through other comprehensive income	18	—	—	—	—	—	—	—	(88)	(88)	—	(88)
Acquisition of non-controlling interest	18	—	—	—	—	—	—	—	(11,663)	(11,663)	(2,371)	(14,034)
Shares issued—stock option plan	18	—	—	10,893	(10,893)	—	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	18	—	—	—	16,263	—	—	—	—	16,263	—	16,263

At March 31, 2019		26	(39,532)	5,658,156	46,241	—	—	1,218,579	(19,704)	6,863,766	21,857	6,885,623

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of cash flows

For the three-month periods ended March 31, 2019 and 2018

(All amounts in thousands of reais)

	March 31, 2019	March 31, 2018
Cash flows from operating activities
Profit before income taxes	449,377	163,000
Expenses (revenues) not affecting cash
Depreciation and amortization	26,421	18,007
Chargebacks	32,835	14,438
Accrual of provision for contingencies	609	725
Share based long term incentive plan (LTIP)	16,263	130,303
Inventory provisions	(5,974)	(1,686)
Other financial cost, net	2,313	274
Changes in operating assets and liabilities
Note receivables	(904,881)	(1,449,214)
Changes in receivables subject to early payment	—	(1,137,210)
Changes in receivables not subject to early payment	(904,881)	(312,004)
Inventories	44,082	1,693
Taxes recoverable	3,707	(2,700)
Other receivables	(11,006)	3,948
Other payables	13,440	7,193
Payables to third parties	43,892	(105,272)
Trade payables	(3,045)	25,633
Receivables from (payables to) related parties	(258)	129,643
Salaries and social charges	(3,340)	(8,077)
Taxes and contributions	104	19,350
Provision for contingencies	—	(331)

	(295,461)	(1,053,073)

Income tax and social contribution paid	(29,356)	(34,806)
Interest income received	124,913	73,804

Net cash used in operating activities	(199,904)	(1,014,075)

Cash flows from investing activities
Amount paid on acquisitions, net of cash acquired	(15,753)	—
Purchases of property and equipment	(30,203)	(976)
Purchases and development of intangible assets	(80,994)	(29,695)
Redemption of financial investments	—	211,116
Acquisition of financial investments	(1,589,655)	—

Net cash used in investing activities	(1,716,605)	180,445

Cash flows from financing activities
Proceeds from offering of shares	—	3,444,875
Transactional costs	—	(147,972)
Transaction with non-controlling interest	(13,992)	(4,650)
Capital increase by non-controlling shareholders	348	20,000

Net cash provided by financing activities	(13,645)	3,312,253

Increase (decrease) in cash and cash equivalents	(1,930,153)	2,478,622

Cash and cash equivalents at the beginning of the period	2,763,050	66,767
Cash and cash equivalents at the end of the period	832,897	2,545,389

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

1.	General information

PagSeguro Digital Ltd. (“PagSeguro Digital” or the “Company”) is a holding company, subsidiary of Universo Online S.A. (“UOL”), referred to together with its subsidiaries as the “PagSeguro Group”, was incorporated on July 19, 2017. 99.99% of the shares of PagSeguro Internet S.A. (“PagSeguro Brazil”) were contributed to PagSeguro Digital on January 4, 2018 and, PagSeguro Digital maintains control of PagSeguro Brazil.

PagSeguro Brazil is a privately held corporation established on January 20, 2006, headquartered in the city of São Paulo, Brazil, and engaged in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMEs”).

PagSeguro Brazil subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), Boa Compra Ltda. (“Boa Compra”), BCPS Online Services LDA. (“BCPS”), R2TECH Informática S.A. (“R2TECH”), BIVACO Holding S.A (“BIVA”), Fundo de Investimento em Direitos Creditórios—PagSeguro (“FIDC”) and Tilix Digital S.A. (“TILIX”).

In addition to our operations carried out by PagSeguro Brazil, on January 4, 2019, PagSeguro Digital acquired 100% of BBN Banco Brasileiro de Negócios S.A. (renamed BancoSeguro S.A. “BancoSeguro” in February 2019), through BS Holding Financeira Ltd. (“BS Holding”), a holding company incorporated under PagSeguro Digital.

On March 15, 2019, PagSeguro Group acquired 10% of the share capital of Netpos Serviços de Informática S.A. (“NETPOS”). Total consideration paid amounted to R$1,500 which was settled in cash. PagSeguro Group acquired 10% of shares and does not have control of NETPOS operation, based on IFRS 3. NETPOS was not consolidated in these interim financial statements.

These unaudited condensed consolidated interim financial statements include BS Holding and its subsidiary BancoSeguro and PagSeguro Brazil and its subsidiaries Net+Phone, Boa Compra, BCPS, R2TECH, BIVA, FIDC and TILIX.

1.1.	Initial Public Offering (“IPO”)

On January 26, 2018, PagSeguro Digital completed its Initial Public Offering (“IPO”). 50,925,642 new shares were offered by PagSeguro Digital and 70,267,746 shares were offered by the controlling shareholder UOL.

The initial offering price was US$21,50 per common share, for gross proceeds of US$1,095.2 million (or R$3,444.2 million). The Company received net proceeds of US$1,046.0 million (or R$3,289.8 million), after deducting US$43.8 million (or R$137.8 million) in underwriting discounts and commissions and US$5.2 million (or R$16.7 million) of other offering expenses.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

1.	General information (Continued)

1.1.	Initial Public Offering (“IPO”) (Continued)

The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No. 333-222292) which was declared effective by the Securities and Exchange Commission on January 26, 2018. The common stock has been traded on the New York Stock Exchange (NYSE) since January 26, 2018, under the symbol “PAGS”.

1.2.	Follow-on public offering

On June 26, 2018, PagSeguro Digital completed its follow-on public offering. A number of 11,550,000 new shares were offered by PagSeguro Digital and 26,400,000 shares were offered by the controlling shareholder UOL.

The initial offering price was US$29,25 per common share, for gross proceeds of US$337.8 million (or R$1,274.4 million). The Company received net proceeds of US$326.8 million (or R$1,232.6 million), after deducting US$7.9 million (or R$29.9 million) in underwriting discounts and commissions and US$3.1 million (or R$11.9 million) of other offering expenses.

1.3.	Long-Term Incentive Plan (“LTIP”)

Members of management participate in a Long-Term Incentive Plan, or LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL and are submitted to our Board of Directors for adoption.

The policy for recognizing and measuring share-based payments in the interim period is described in Note 17.

2.	Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies

These unaudited condensed consolidated interim financial statements, do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies (Continued)

These unaudited condensed consolidated interim financial statements for the three-month period ended March 31, 2019 were authorized for issuance by the PagSeguro Digital’s Board of Directors on May 10, 2019.

2.1.	Basis of preparation of condensed consolidated interim financial information

These unaudited condensed consolidated interim financial statements for the three-month period ended March 31, 2019 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board.

These unaudited condensed consolidated interim financial statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2018 (the “Annual Financial Statements”).

The accounting policies and critical accounting estimates and judgments adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2.2.	New accounting pronouncements

Effective for periods beginning on or after January 1, 2019

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as January 1st, 2019. The Company applies, for the first time, IFRS 16—Leases as well as other amendments and interpretations that apply for the first time in 2019. As required by IAS 34, the nature and effect of these changes are disclosed below. Those changes, however, did not have material impacts on the unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies (Continued)

2.2.	New accounting pronouncements (Continued)

Effective for periods beginning on or after January 1, 2019 (Continued)

The following new standards have been issued by IASB and are effective for the three-month ended March 31, 2019:

IFRS 16—Leases

This new standard requires lessees to recognize the liability of the future payments and the right of use of the leased asset for virtually all lease contracts, including operating leases. Certain short-term and low-value contracts may be out of the scope of this new standard. The criteria for recognition and measurement of leases in the financial statements of the lessors are substantially maintained. IFRS 16 is effective for years beginning on or after January 1, 2019 and replaces IAS 17—“Leases” and related interpretations. Management has performed an assessment and did not identify any material impacts to date. Therefore, changes to standards or new pronouncements applicable to the years presented in the consolidated financial statements were not relevant to the PagSeguro Group, for retrospective disclosure and disclosure of amounts.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately;

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities;

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and

•	How an entity considers changes in facts and circumstances

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty needs to be followed. The interpretation did not have an impact on the unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies (Continued)

2.2.	New accounting pronouncements (Continued)

Effective for periods beginning on or after January 1, 2019 (Continued)

Annual Improvements 2015-2017 Cycle

IFRS 3 Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2019. These amendments had no impact on the unaudited condensed consolidated interim financial statements as there is no transaction where a joint control is obtained.

IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events.

An entity applies the amendments for annual reporting periods beginning on or after 1 January 2019. When the entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period. The amendment did not have an impact on the unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

3.	Consolidation of subsidiaries

	At March 31, 2019
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership—%	Level
PagSeguro Brazil	12,766,612	6,263,834	6,502,778	309,516	99.99	Direct
BS Holding	59,726	11	59,714	286	99.99	Direct
Net+Phone	1,567,457	1,512,564	54,893	25,945	99.99	Indirect
Boa Compra	1,090,432	1,059,136	31,297	4,747	99.99	Indirect
BCPS	1,381	223	1,158	(287)	99.50	Indirect
R2TECH	8,063	2,327	5,736	1,868	100.00	Indirect
BIVA	2,418	7,371	(4,953)	(1,485)	77.35	Indirect
FIDC	1,199,868	428,104	771,763	239,288	100.00	Indirect
TILIX	4,630	3,961	669	(967)	100.00	Indirect
BancoSeguro	44,506	1	44,505	(45)	100.00	Indirect

The operational context of the subsidiaries is to be read in conjunction with the annual financial statements for the year ended December 31, 2018.

R2TECH

R2Tech, organized in Brazil, which manages our reconciliation product. PagSeguro Brazil acquired 51% of R2Tech in 2017 and the remaining 49% in February 2019, obtained 100% of R2TECH. The total paid for the purchases was R$13,992, which was settled in cash on that date.

BancoSeguro

On January 4, 2019, BS Holding acquired 100% of BBN Banco Brasileiro de Negócios S.A. (renamed BancoSeguro S.A. in February 2019). BancoSeguro, organized in Brazil, through our fully owned direct subsidiary BS Holding. BancoSeguro holds a license to provide financial services. We expect that this acquisition will allow us to expand our product and services offering.

4.	Segment reporting

Operating segments are reported consistently with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, responsible for allocating resources and assessing the performance of the operating segments, is the Board of Directors, which is also responsible for making the PagSeguro Group’s strategic decisions.

Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as payment arrangement agents.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

4.	Segment reporting (Continued)

The PagSeguro Group is domiciled in Brazil and has revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. Net revenues from the international market represent 1.1% and 1% for the three-month periods ended March 31, 2019 and twelve-month periods ended 2018, respectively.

5.	Cash and cash equivalents

	March 31, 2019	December 31, 2018
Short-term bank deposits	78,125	405,227
Short-term investment	754,772	2,357,823

	832,897	2,763,050

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less, and with immaterial risk of change in value.

6.	Financial investments

	March 31, 2019	December 31, 2018
Short-term investment	1,589,566	—

	1,589,566	—

Consists of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the Basic Interest Rate (SELIC, currently at 6.5% per year), invested to comply with certain requirements for authorized payment institutions as set forth by Central Bank of Brazil regulation. This financial asset was classified at fair value through other comprehensive income. The balance as of March 31, 2019 is related to excess cash and cash equivalents proceeds originated from the IPO and the follow-on offering mentioned in Notes 1.1 and 1.2, respectively. Unrealized losses of LFTs as of March 31, 2019 totaled R$88.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

7.	Note receivables

	March 31, 2019					December 31, 2018
	Visa	Master	Hipercard	Elo	Total	Visa	Master	Hipercard	Total
Legal obligors
Itaú	568,794	2,121,888	524,718	—	3,215,400	570,463	1,979,994	514,627	3,065,084
Bradesco	768,944	168,767	—	101,506	1,039,217	735,784	170,497	—	906,281
Banco do Brasil	618,438	156,870	—	68,830	844,138	566,537	153,633	—	720,170
CEF	142,685	173,195	—	69,353	385,233	133,882	173,208	—	307,090
Santander	256,172	977,309	—	—	1,233,481	247,950	871,976	—	1,119,926
Other (*)	440,325	1,223,478	—	31,255	1,695,058	386,808	1,069,323	—	1,456,131

Total card issuers (i)	2,795,358	4,821,507	524,718	270,944	8,412,527	2,641,424	4,418,631	514,627	7,574,682

Cielo—Elo	—	—	—	—	247,607	—	—	—	366,619
Cielo	—	—	—	—	67,147	—	—	—	91,402
Redecard	—	—	—	—	2,380	—	—	—	5,502
Amex	—	—	—	—	76	—	—	—	1,188
Vero	—	—	—	—	8,531	—	—	—	4,396
Other	—	—	—	—	44,793	—	—	—	34,367

Total acquirers (ii)	—	—	—	—	370,534	—	—	—	503,474

Other current	—	—	—	—	34,859	—	—	—	26,523
Other non current	—	—	—	—	33,892	—	—	—	—

Total other	—	—	—	—	68,751	—	—	—	26,523

Total note receivables	2,795,358	4,821,507	524,718	270,944	8,851,812	2,641,424	4,418,631	514,627	8,104,679

(*)	Refers to other pulverized receivables from legal obligors.
(i)

Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard or Elo. However, PagSeguro Brazil’s contractual note receivables are with the financial institutions, which are the legal obligors on the note receivables. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Elo or Hipercard, as applicable, in the event that the legal obligors do not make payment. PagSeguro Brazil started operating directly as a financial intermediary in 2016.

(ii)

Acquirers: refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil. This balance also includes the receivables from sales of debit and credit card readers.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

7.	Note receivables (Continued)

The maturity analysis of note receivables is as follows:

	March 31, 2019	December 31, 2018
Due within 30 days	4,789,260	4,323,893
Due within 31 to 120 days	3,268,830	3,135,358
Due within 121 to 180 days	550,840	468,913
Due within 181 to 360 days	208,990	176,515
Due after 360 days	33,892	—

	8,851,812	8,104,679

8.	Related-party balances and transactions

The PagSeguro Group is controlled by UOL (incorporated in Brazil).

i) Balances and transactions with related parties:

	March 31, 2019	December 31, 2018
	Payables	Payables
Immediate parent
UOL-sales of services(a)	13,683	9,822
UOL-shared service costs	11,697	10,234
Affiliated companies
UOL Diveo-sales of services(a)	2,705	3,290
UOL Diveo-shared service costs	—	126
Transfolha Transportadora e Distribuição Ltda.	2,174	4,336
Livraria da Folha Ltda.	—	32
Empresa Folha da Manhã S.A.	—	2,073
Others	280	884

	30,539	30,797

(a)	Sales of services refers to the purchase of (i) advertising services from UOL and (ii) services related to technical support in hosting and colocation from UOL Diveo Tecnologia Ltda. “(UOL Diveo)”.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

8.	Related-party balances and transactions (Continued)

i)	Balances and transactions with related parties: (Continued)

	March 31,2019		March 31,2018
	Revenue	Expense	Revenue	Expense
Immediate parent
UOL—shared service costs (a)	—	8,994	—	43,041
UOL—sales of services (b)	391	11,968	468	12,921
Affiliated companies
UOL Diveo—shared service costs	—	7	—	123
UOL Diveo—sales of services (c)	—	6,008	—	6,542
Transfolha Transportadora e Distribuição Ltda.	—	4,976	—	2,624
Livraria da Folha Ltda.	—	—	71	—
Others	9	220	199	—

	400	32,173	738	65,251

(a)

Shared services costs mainly related to (i) payroll costs, (ii) IT structure / software and (iii) property rental costs that are incurred by the parent company UOL and are charged to PagSeguro pursuant arm’s length contractual agreements. Such costs are included in administrative expenses. The decrease in the balance refers to payroll taxes related to LTIP in the three-month period ended March 31, 2019 which amounted to R$ 3,809 (R$ 28,400 in March 31, 2018) that are paid by the parent company UOL and reimbursed by PagSeguro.

(b)	Sale of services related to advertising incurred by the parent company UOL and are charged to PagSeguro Brazil pursuant to arm’s length contractual agreements.
(c)

Sale of services from the affiliated company UOL Diveo related to technical support in hosting and colocation services (started in 2016) and are charged to PagSeguro Brazil pursuant to arm’s length contractual agreements.

ii)	Key management compensation

Key management compensation includes short and long term benefits of PagSeguro Brazil’s executive officers. The short and long term compensation related to the executive officers for the three-month period ended March 31, 2019 amounted to R$15,711 (March 31, 2018—R$27,845 includes only short-term benefits).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

9.	Business combinations

Acquisition for the year ended December 31, 2018

On December 5, 2018, PagSeguro Brazil acquired 100.0% of the share capital and obtained the control of TILIX. The total consideration for the purchase was R$19,610, of which R$3,810 was settled in cash and R$15,800 in variable installments, subject to the attainment of specific targets in 2020 (R$4,100) and 2021 (R$11,700), established in the acquisition agreement. The fair value of the assets acquired and the liabilities assumed on the acquisition date, are substantially similar to their book value. Based on current management expectations, this performance goal will be achieved.

The purchase price allocation may be subject to changes in the measurement period as defined in IFRS.

The goodwill of R$19,175 arising from the acquisition is attributable to the future profitability of the business in synergy with the products offered by the PagSeguro Group.

Fair value of assets and liabilities acquired
The assets and liabilities arising from the acquisition
Cash and cash equivalents	1,996
Assets acquired	130
Liabilities assumed	(3,975)
Property, plant and equipment and intangible assets	2,284

Value of net assets	435

Goodwill	19,175

Purchase cost	19,610

Consideration for the purchase settled in cash	3,810

Cash and cash equivalents at the subsidiary acquired	(1,996)

Amount paid on acquisitions less cash and cash equivalents acquired	1,813

Acquisition for the three months ended March 31, 2019

Fair value of assets and liabilities acquired
The assets and liabilities arising from the acquisition
Cash and cash equivalents	44,567
Assets acquired	26
Liabilities assumed	(44)

Value of net assets	44,549

Goodwill	14,271

Purchase cost	58,820

Consideration for the purchase settled in cash	58,820

Cash and cash equivalents at the subsidiary acquired	(44,567)

Amount paid on acquisitions less cash and cash equivalents acquired	14,253

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

9.	Business combinations (Continued)

Acquisition for the three months ended March 31, 2019 (Continued)

On January 4, 2019, PagSeguro Group acquired 100% of the share capital and obtained control of BBN Banco de Negocios S.A. Total consideration paid amounted to R$58,820 and the total net assets acquired amount to R$44,549. This acquisition is in accordance with PagSeguro Group’s business strategies, ramping up investments on new technologies, products and services for our digital ecosystem.

The goodwill recognized is primarily attributed to the expected synergies and other benefits from combining the assets and activities of BancoSeguro with those of PagSeguro Group as well as generate more usage and engagement from PagSeguro clients and is tested annually for impairment in December or when circumstances indicated that the carrying value may be impaired. The Group’s impairment test for goodwill is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended 31 December 2018. The purchase price allocation may be subject to changes in the measurement period as defined in IFRS.

10.	Property and equipment

a)	Property and equipment is composed as follows:

	March 31, 2019
	Cost	Accumulated depreciation	Net
Data processing equipment	34,362	(9,021)	25,341
Facilities	38	(28)	10
Machinery and equipment	62,861	(5,331)	57,530
Furniture and fittings	2,433	(201)	2,232
Leasehold improvements	7,721	(359)	7,362
Vehicles	1,395	(462)	933

	108,810	(15,402)	93,408

	December 31, 2018
	Cost	Accumulated depreciation	Net
Data processing equipment	23,334	(7,815)	15,519
Facilities	38	(27)	11
Machinery and equipment	44,757	(3,096)	41,661
Furniture and fittings	2,153	(148)	2,005
Leasehold improvements	6,954	(195)	6,759
Vehicles	1,371	(222)	1,149

	78,607	(11,503)	67,104

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

10.	Property and equipment (Continued)

b)	The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Facilities	Machinery and equipment	Furniture and fittings	Leasehold improvements	Vehicles	Total
At December 31, 2018
Cost	23,334	38	44,757	2,153	6,954	1,371	78,607
Accumulated depreciation	(7,815)	(27)	(3,096)	(148)	(195)	(222)	(11,503)

Net book value	15,519	11	41,661	2,005	6,759	1,149	67,104

At March 31, 2019
Cost
Purchases	11,028	—	18,104	280	767	24	30,203
Depreciation
Depreciation	(1,206)	(1)	(2,235)	(53)	(164)	(240)	(3,899)

Net book value	25,341	10	57,530	2,232	7,362	933	93,408

At March 31, 2019
Cost	34,362	38	62,861	2,433	7,721	1,395	108,810
Accumulated depreciation	(9,021)	(28)	(5,331)	(201)	(359)	(462)	(15,402)

Net book value	25,341	10	57,530	2,232	7,362	933	93,408

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

11.	Intangible assets

a)	Intangible assets are composed as follows:

	March 31, 2019
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	510,916	(235,981)	274,935
Software licenses	49,587	(5,684)	43,903
Customer relationships	1,981	(482)	1,499
Goodwill (ii)	54,845	—	54,845

	617,329	(242,147)	375,182

	December 31, 2018
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	462,282	(211,929)	250,353
Software licenses	17,227	(4,073)	13,154
Customer relationships	1,981	(448)	1,533
Goodwill (ii)	40,574	—	40,574

	522,064	(216,450)	305,614

(i)	The PagSeguro Group capitalizes the expenses incurred with the development of platforms, which are amortized over their useful lives, within a range from three to five years.
(ii)	Goodwill provided on the acquisition of the companies R2TECH, BIVA, TILIX and BancoSeguro.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

11.	Intangible assets (Continued)

b)	The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Customer relationships	Goodwill	Total
At December 31, 2018
Cost	462,282	17,227	1,981	40,574	522,064
Accumulated amortization	(211,929)	(4,073)	(448)	—	(216,450)

Net book value	250,353	13,154	1,533	40,574	305,614

At March 31, 2019
Cost
Additions	48,634	32,360	—	—	80,994
Acquisition of subsidiary	—	—	—	14,271	14,271
Amortization	(24,052)	(1,611)	(34)	—	(25,697)

Net book value	274,935	43,903	1,499	54,845	375,182

At March 31, 2019	510,916	49,587	1,981	54,845	617,329
Accumulated amortization	(235,981)	(5,684)	(482)	—	(242,147)

Net book value	274,935	43,903	1,499	54,845	375,182

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

12.	Payables to third parties

Payables to third parties correspond to amounts to be paid to commercial establishments with respect to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil’s average settlement terms agreed upon with commercial establishments is up to 30 days.

13.	Salaries and social charges

	March 31, 2019	December 31, 2018
Profit sharing	8,817	20,653
Salaries payable	5,135	4,378
Social charges	7,198	8,421
Payroll accruals	19,916	14,601
Payroll taxes (LTIP)	27,390	23,816
Other	2,140	2,067

	70,596	73,936

14.	Taxes and contributions

	March 31, 2019	December 31, 2018
Taxes
Services tax (i)	155,418	122,241
Value-added tax on sales and services (ii)	23,833	23,796
Social integration program (iii)	18,894	17,530
Social contribution on revenues (iii)	116,235	107,872
Income tax and social contribution (iv)	11,773	685
Other	2,218	1,919

	328,371	274,043

Judicial deposits (v)
Services tax (i)	(68,960)	(52,226)
Value-added tax on sales and services (ii)	(22,414)	(19,476)
Social integration program (iii)	(18,575)	(17,088)
Social contribution on revenues (iii)	(114,308)	(105,160)

	(224,257)	(193,950)

	104,114	80,093

(i)	Refers to taxes on revenue from transaction activities.
(ii)	Refers to the Value-added Tax on Sales and Services (ICMS) amounts due by Net+Phone, related to tax substitution and tax rate differential, applied on sales of credit and debit card readers.
(iii)	Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iv)	Refers to the income tax and social contribution payable on current income taxes and contribution.
(v)	The PagSeguro Group obtained court decisions to deposit the amount related to the payments in escrow for matters discussed in items “i”, “ii” and “iii” above.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

15.	Provision for contingencies

Some companies of the PagSeguro Group are party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors.

	March 31, 2019	December 31, 2018
Civil	7,359	6,680
Labor	338	324

Current	7,697	7,004

The PagSeguro Group is a party on tax lawsuits involving risks classified by legal advisors as possible losses, for which no provision was recognized at March 31, 2019, totaling approximately R$57,988 (December 31, 2018—R$50,978). The PagSeguro Group is not a party to civil and labor lawsuits involving risks classified by management as possible losses.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

16.	Income tax and social contribution

a)	Reconciliation of the deferred income tax and social contribution:

	Tax losses	Tax credit	Tech innovation (i)	Other temporary difference assets	Other temporary difference liability	Total
Deferred tax
At December 31, 2017	1,487	2,885	(41,192)	32,642	(1,616)	(5,794)

Included in the statement of income	3,934	(180)	(11,344)	23,054	(9,073)	6,391

At March 31, 2018	5,421	2,705	(52,536)	55,696	(10,689)	597

Included in the statement of income	(2,510)	(532)	(30,643)	9,019	(108,056)	(132,722)

At December 31, 2018	2,911	2,173	(83,179)	64,715	(118,745)	(132,125)

Included in the statement of income	(1,668)	1,102	(4,735)	(2,007)	(82,196)	(89,504)

Other	—	—	—	51	—	51

At March 31, 2019	1,243	3,275	(87,914)	62,759	(200,941)	(221,578)

(i)

The main temporary differences representing the balance of the deferred tax liability refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount of property and equipment.

Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.

The estimated realization of deferred tax assets in non-current assets and liabilities is as follows:

	March 31, 2019	December 31, 2018
	Liability	Liability
2019	(22,227)	(8,508)
2020	(14,063)	(13,659)
2021	(14,992)	(15,420)
2022	12,329	10,556
2023	(182,625)	(105,094)

	(221,578)	(132,125)

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

16.	Income tax and social contribution (Continued)

b)	Reconciliation of the income tax and social contribution expense:

At March 31, 2019 and 2018, the PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the three-month periods ended March 31, 2019 and 2018:

	March 31, 2019	March 31, 2018
Profit for the period before taxes	449,377	163,000
Statutory rate	34%	34%

Expected income tax and social contribution	(152,788)	(55,420)
Income tax and social contribution effect on
Permanent additions (exclusions)
Gifts	(34)	(364)
R&D and technological innovation benefit—Law 11.196/05 (i)	12,592	13,553
Taxation of income abroad (ii)	376	30,916
Other additions	211	(3,228)

Income tax and social contribution expense	(139,643)	(14,544)

Effective rate	31%	9%
Income tax and social contribution—current	(50,140)	(20,935)
Income tax and social contribution—deferred	(89,503)	6,391

(i)

Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see Note 11.

(ii)

Refers to the benefit based on the local law of the Cayman Islands (The Companies Law of 1960). There is no taxation on the income earned in the companies based in this jurisdiction. As a result of the local tax regulations, all the exchange variations from dollar to reais which generate income have no tax impacts for PagSeguro Digital.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

17.	Equity

a)	Share capital

At March 31, 2019, share capital is represented by 327,887,925 common shares, par value of US$0.000025. Share capital is composed of the following shares for the three-month periods ended March 31, 2019 and the year ended December 31, 2018:

December 31, 2018 shares outstanding	262,288,607

Primary shares offered in the IPO	50,925,642
Primary shares offered in the follow-on offering	11,550,000
Long-Term Incentive Plan	3,627,318
Repurchase of common shares	(503,642)

March 31, 2019 shares outstanding	327,887,925

During the year 2018, shares of PagSeguro Digital were issued as a result of the IPO, follow-on offering and long-term incentive plan, see details in Notes 1.1, 1.2, 1.3 and 17 (c).

Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the IPO and follow-on offering gross proceeds.

b)	Capital reserve

The capital reserve can only be used to increase capital, offset losses, redeem, reimburse or purchase shares or pay cumulative dividends on preferred shares.

On January 26, 2018, 50,925,642 new shares were issued at a price of US$21.50 per share representing net proceeds of US$1,046.0 million (or R$3,289.8 million). Refer to Note 1.1 for further details.

On June 26, 2018, 11,550,000 new shares were issued at a price of US$29.25 per share representing net proceeds of US$326.8 million (or R$1,232.6 million). Refer to Note 1.2 for further details.

c)	Share based long-term incentive plan (LTIP)

Members of management participate in the LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL and are submitted to our Board of Directors for adoption.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

17.	Equity (Continued)

c)	Share based long-term incentive plan (LTIP) (Continued)

On January 26, 2018, beneficiaries under the LTIP were granted rights in the form of notional cash amounts without cash consideration. These rights vest in five equal annual installments starting on the earlier of July 29, 2015 and the beneficiary’s employment start date. Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21.50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO.

The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date in shares.

The shares granted under the LTIP are subject to a one-year lock-up period. Any shares that are issued on a subsequent vesting date during the first year after the IPO will be subject to the remainder of that same lock-up period, expiring one year after the IPO. After the close of that one-year period, shares to be granted under the LTIP will no longer be subject to a lock-up.

This arrangement is classified as equity settled. For the three-month period ended March 31, 2019, the Company recognized compensation expenses related to the LTIP in the total amount of R$16,263.

The maximum number of common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of our issued share capital at any time. At March 31, 2019 total shares granted were 7,478,753, and the total shares issued were 3,123,690. There were no forfeitures or expirations in the three-month period ended March 31, 2019.

d)	Equity valuation adjustments

The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, represented by the accumulated amount negative of R$365 as of March 31, 2019 (R$263 as of December 31, 2018). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.

The Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests of the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$19,251 as of March 31, 2019 related to R2TECH, in the amount of R$11,663 and BIVA, in the amount of 7,588 (R$7,588 as of December 31, 2018 related to BIVA).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

17.	Equity (Continued)

e)	Treasury shares

On October 30, 2018, PagSeguro Digital’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company’s management is responsible for defining the timing and the number of shares to be acquired, within authorized limits.

During the year ended December 31, 2018 a number of 503,642 shares were repurchased for a total of US$10,119,425 (average of US$20.09 per share) which corresponds to R$39,532.

18.	Earnings per share

a)	Basic

Basic earnings per share are calculated by dividing the profit attributable to shareholders of the PagSeguro Group by the weighted average number of common shares issued and outstanding during the three-month periods ended March 31, 2019 and 2018:

	March 31, 2019	March 31, 2018
Profit attributable to stockholders of the Company	309,312	148,378
Weighted average number of outstanding common shares	319,990,379	297,454,853

Basic earnings per share—R$	0.9666	0.4988

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

18.	Earnings per share (Continued)

b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume the conversion of all potential common shares with dilutive effects. The share based LTIP is the Company’s only category of potential common shares with dilutive effects. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	March 31, 2019	March 31, 2018
Profit used to determine diluted earnings per share	309,312	148,378

Weighted average number of outstanding common shares	319,990,379	297,454,853
Weighted average number of shares under options	3,767,349	3,469,011
Weighted average number of shares that would have been issued at average market price	(3,144,957)	(2,339,734)

Weighted average number of common shares for diluted earnings per share	320,612,772	298,584,130

Diluted earnings per share—R$	0.9648	0.4969

19.	Total revenue and income

	March 31, 2019	March 31, 2018
Gross revenue from transaction activities and other services	826,211	514,074
Gross revenue from sales	93,731	129,678
Gross financial income (i)	436,461	288,419
Other financial income (ii)	40,248	116,360

Total gross revenue and income	1,396,651	1,048,531

Deductions from gross revenue from transactions activities and other services (iii)	(113,216)	(71,226)
Deductions from gross revenue from sales (iv)	(26,142)	(35,692)
Deductions from gross financial income (v)	(5,957)	(13,581)

Total deductions from gross revenue and income	(145,315)	(120,499)

Total revenue and income	1,251,336	928,032

(i)	Includes (a) interest income from early payment of notes payable to third parties and (b) interest on note receivables due in installments.
(ii)	The decrease in the period refers to foreign exchange gain on the currency conversion of the IPO proceeds, for the three-month period ended March 31, 2018 in the amount of R$89,727.
(iii)	Deductions consist of sales taxes.
(iv)	Deductions are composed of sales taxes and returns.
(v)	Deductions consist of taxes on financial income.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

20.	Expenses by nature

	March 31, 2019	March 31, 2018
Transactions costs	(380,941)	(247,161)
Cost of goods sold	(147,783)	(99,444)
Marketing and advertising	(79,992)	(90,939)
Personnel expenses (i)	(77,790)	(242,353)
Financial expenses (ii)	(5,839)	(16,524)
Chargebacks (iii)	(32,835)	(14,438)
Depreciation and amortization (iv)	(26,421)	(18,007)
Other	(50,358)	(36,167)

	(801,959)	(765,033)

Classified as
Cost of services	(450,075)	(328,806)
Cost of sales	(167,704)	(115,956)
Selling expenses	(82,378)	(83,614)
Administrative expenses	(92,381)	(219,024)
Financial expenses	(5,839)	(16,524)
Other (expenses) income, net	(3,582)	(1,109)

	(801,959)	(765,033)

(i)

The decrease refers to compensation expenses related to the LTIP for the three-month period ended March 31, 2019 in the amount of R$16,263, and the respective payroll taxes in the amount of R$7,527. For the three-month period ended in March 31, 2018 LTIP related expenses amounted to R$130,303, and the respective payroll taxes amounted to R$80,270.

(ii)

The decrease refers to Financial Operations Tax (IOF) related to the remittance of cash from the Cayman Islands to Brazil occurred in 2018 for the three-month period ended March 31, 2018 in the amount of R$13,135.

(iii)	Chargebacks refer to losses recognized in the period related to fraud associated with card processing operations, as detailed in Note 22 (ii).
(iv)	The depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

	March 31, 2019	March 31, 2018
Depreciation
Cost of sales and services	(3,227)	(511)
Selling expenses	(7)	(1)
Administrative expenses	(665)	(288)

	(3,899)	(800)

Amortization
Cost of sales and services	(25,356)	(18,800)
Administrative expenses	(341)	(140)

	(25,697)	(18,940)

PIS and COFINS credits (*)	3,175	1,733

Depreciation and amortization expense, net	(26,421)	(18,007)

(*)

PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

21.	Financial instruments by category

The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.

The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this Note were selected based on their relevance.

The PagSeguro Group believes that the financial instruments recognized in these condensed consolidated interim financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.

The PagSeguro Group classifies its financial instruments into the following categories:

	March 31, 2019	December 31, 2018
Financial assets
Amortized cost
Cash and cash equivalents	832,897	2,763,050
Note receivables	8,851,812	8,104,679
Other receivables	30,231	20,148
Fair value through other comprehensive income
Financial investments	1,589,566	—

	11,304,506	10,887,877

	March 31, 2019	December 31, 2018
Financial liabilities
Amortized cost
Payables to third parties	4,368,090	4,324,198
Trade payables	162,729	165,246
Trade payables to related parties	30,539	30,797
Other payables	27,067	13,701
Fair value through profit or loss
Contingent consideration (included in other payables)	15,800	15,800

	4,604,225	4,540,742

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

22.	Financial risk management

The PagSeguro Group’s activities expose it to a variety of financial risks: market risk (including currency risk and cash flow or fair value interest rate risk), fraud risk (chargebacks), credit risk and liquidity risk. The PagSeguro Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group’s financial performance. The PagSeguro Group uses derivative financial instruments to hedge certain risk exposures, when applicable.

Among the main market risk factors that may affect the PagSeguro Group’s business are the following:

i)	Foreign exchange risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. As of March 31, 2019 and December 31, 2018, the PagSeguro Group is not materially exposed to this foreign exchange risk.

ii)	Fraud Risk (chargeback)

The PagSeguro Group’s sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:

The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.

The second process detects chargebacks and disputes not identified by the first process. This is a complementary process and increases the PagSeguro Group’s ability to avoid new frauds.

iii)	Credit risk

Credit risk is managed on a group basis and is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, and/or (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers.

In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by the PagSeguro Group, classifying them into three groups:

(i)	Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody’s, which do not require additional monitoring;

(ii)	Card issuers with a medium level of risk, which are also monitored in accordance with the Basel and property, plant and equipment ratios; and

(iii)	Card issuers with a high level of risk, which are assessed by the committee at monthly meetings.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

22.	Financial risk management (Continued)

iii)	Credit risk (Continued)

No credit limits were exceeded during the reporting period, and management does not expect any losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks, presented under fraud risk.

iv)	Liquidity risk

The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines for the obtaining borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has sufficient funds to honor its obligations to third parties and meet its operational needs.

The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or sufficient liquidity to provide adequate margin as determined by the forecasts.

At March 31, 2019, the PagSeguro Group held cash and cash equivalents of R$832,897 (R$2,763,050 at December 31, 2018).

The table below shows the PagSeguro Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days
At March 31, 2019
Payables to third parties	3,829,050	476,755	10,497	51,788
Trade payables	130,194	29,123	3,064	349
Trade payables to related parties	—	30,539	—	—
Other payables	—	—	—	42,867
At December 31, 2018
Payables to third parties	3,968,125	233,694	66,967	55,412
Trade payables	141,958	18,744	1,358	3,186
Trade payables to related parties	—	30.797	—	—
Other payables	—	—	—	29,501

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

23.	Capital management

The PagSeguro Group monitors capital on the basis of the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and banks. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

The PagSeguro Group had no loans at March 31, 2019, and December 31,2018. Therefore, no gearing ratio is presented.

24.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:

•	Level 1—Quoted prices (unadjusted) in active markets for identical assets and liabilities.

•	Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3—Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).

The following table provides the fair value measurement hierarchy of PagSeguro Group’s financial assets and financial liabilities as at March 31, 2019:

	March 31, 2019
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	—	832,897	—
Financial investments	1,589,566	—	—
Note receivables	—	8,851,812	—
Other receivables	—	30,231	—
Financial liabilities
Payables to third parties	—	4,368,090	—
Trade payables	—	162,729	—
Trade payables to related parties	—	30,539	—
Contingent consideration (included in Other payables)	—	—	15,800
Other payables	—	27,067	—

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

At March 31, 2019 and for the three-month period ended March 31, 2019

(All amounts in thousands of reais unless otherwise stated)

24.	Fair value measurement (Continued)

The PagSeguro Group believes that the financial instruments recognized in these condensed consolidated interim financial statements at their carrying amount are substantially similar to their fair value. For the financial assets that is basically due to the nature of the receivables that are due from top tier financial institutions subject to low credit risk and are mostly receivable in a short term period and are measured based on the consideration that the Group expects to receive as part pf the transaction processing services.

Financial assets also include the financial investments represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.

Financial liabilities are mostly represented by short-term payables to merchants which are paid in accordance to the contract set out with the merchant and other short term payables to service providers in the normal course of business and, as such, also approximate from their fair values.

Financial liabilities also include the contingent consideration that arose from the acquisition of TILIX in 2019, as disclosed in Note 9. The contingent is recognized at fair value at the acquisition date and with changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9 Financial Instruments. As at March 31, 2019, the key performance indicators of TILIX show that it is highly probable that the target will be achieved due to the expansion of the business and the synergies realized. This assessment is aligned with December 31, 2018 and, as such, no re-measurement charge has been recognized in profit or loss for the three-month period ended March 31, 2019.

The fair value is determined considering the contractual cash outflows that will be required if the target is achieved and is substantially similar to the carrying amount. The significant unobservable input used in the measurement is the assumed probability-adjusted profit before tax of TILIX. A change in the probability that the target will be achieved would result in the derecognition of such liabilities.

There were no transfers between Levels 1, 2 and 3 during the three-month period ended March 31, 2019.

25.	Events after the reporting period

On April 1, 2019, PagSeguro Group acquired an additional interest of 22,65% of the issued shares of BIVA for a purchase consideration of R$2,000, which was settled in cash on that date. This purchase increases PagSeguro Brazil’s interest to 100% of BIVAs shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2019

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro

Name: Eduardo Alcaro Title: Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director